Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

Results of 2011 AGM

Brisbane, Australia, 30th November, 2011. In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, Progen Pharmaceuticals Ltd (ASX:PGL, OTC:PGLA) releases the attached Poll report which details the outcome of the resolutions from the Annual General Meeting held on 30th November 2011.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Paul Dixon

Company Secretary

+61 7 3273 9133

+61 422 111 752

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, whether or not EPI can be funded or divested successfully, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

30 November 2011

The Chairman

PROGEN PHARMACEUTICALS LIMITED

2806 Ipswich Road

Darra QLD 4076

Poll Report

I, the Returning Officer appointed by you in connection with the voting by poll on the motion set out below at the General Meeting of the Members of PROGEN PHARMACEUTICALS LIMITED held at Christie Conference Centre on 30 November 2011 at 11.00 AM, report as follows:

1)                                    Directors’ Remuneration Report

	Number	%
Votes cast ‘FOR’ the motion	8,443,851	93.78
Votes cast ‘AGAINST’ the motion	559,580	6.22
TOTAL VOTES CAST	9,003,431	100.00
Votes “Abstained”	63,990

The resolution was carried as an ordinary resolution.

2)                                    Re-election of Director - Mr Stuart James

	Number	%
Votes cast ‘FOR’ the motion	7,426,483	95.40
Votes cast ‘AGAINST’ the motion	358,396	4.60
TOTAL VOTES CAST	7,784,879	100.00
Votes “Abstained”	57,310

The resolution was carried as an ordinary resolution.

3)                                    Election of Director - Dr Woei-Jia Jiang

	Number	%
Votes cast ‘FOR’ the motion	7,413,439	95.75
Votes cast ‘AGAINST’ the motion	329,390	4.25
TOTAL VOTES CAST	7,742,829	100.00
Votes “Abstained”	99,360

The resolution was carried as an ordinary resolution.

4)                                    Appointment of Auditor

	Number	%
Votes cast ‘FOR’ the motion	8,836,356	97.82
Votes cast ‘AGAINST’ the motion	197,359	2.18
TOTAL VOTES CAST	9,033,715	100.00
Votes “Abstained”	135,231

The resolution was carried as an ordinary resolution.

Yours faithfully,

David Eaton

Returning Officer